July 26, 2021

Deanna Virginio

Christine Westbrook

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

June 29, 2021

Re:	Olive Tree People, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed July 1, 2021

File No. 024-11524

Dear Mses. Virginio and Westbrook:

On behalf of Olive Tree People, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 p.m. Eastern time on July 28, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Thomas Lommel
Thomas Lommel
CEO
Olive Tree People, Inc.